09042413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden	
Hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26505

SEC Mail Processing Section
AUG 31 2009
Washington, DC
122

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ogilvie Security Advisors Corporation

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 S. Wacker, Suite 3025
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra Hoag — 312-335-5476
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Debra Hoag , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ogilvie Security Advisors Corporation, as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the 26th day of August 2009.

Nancy J. Simenson
Notary Public

NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS
NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013

Signature
President
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Ogilvie Security Advisors Corporation

We have audited the accompanying statement of financial condition of Ogilvie Security Advisors Corporation (the Company) as of June 30, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ogilvie Security Advisors Corporation as of June 30, 2009 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
August 28, 2009

Ogilvie Security Advisors Corporation

Statement of Financial Condition
June 30, 2009

Assets		
Cash	$	140,446
Concessions and commissions receivable		78,967
Receivable from clearing broker		60,758
Securities owned		111,097
Other assets		30,000
Total assets	$	421,268
Liabilities and Stockholders' Equity		
Liabilities		
Commissions payable	$	96,645
Accounts payable and other		24,402
Deferred rent payable		12,269
Total liabilities		133,316
Stockholders' equity		
Preferred stock		70,000
Common stock		8,000
Additional paid-in capital		135,000
Retained earnings		74,952
Total stockholders' equity		287,952
Total liabilities and stockholders' equity	$	421,268

See Notes to Financial Statements.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Ogilvie Security Advisors Corporation (the Company) is a registered broker-dealer, investment advisor and general agent that provides variable life and annuity contracts, investment company products, and other investment and general insurance services to individual and corporate clients located throughout the United States. The Company introduces customers on a fully disclosed basis to another broker.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimate.

Income recognition: Commissions earned on variable life and annuity contracts and related commission expense are recorded on the effective date of the contracts. Concessions and commissions earned on other securities transactions, including syndications and mutual funds, and related commission expense are recorded on trade or transaction date, as appropriate.

Securities owned and income recognition: Securities transactions and the related revenue and expenses are recorded on trade date. Securities owned are stated at fair value with the related changes in unrealized appreciation or depreciation reflected in other income.

Income taxes: The Company accounts for income taxes under the liability method prescribed by SFAS No. 109, *Accounting for Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, including net operating losses. Future tax benefits are recognized only to the extent of that realization of such benefits, in the opinion of management, is more likely than not.

Recently issued accounting pronouncements: In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its June 2010 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under FASB Statement No. 5, *Accounting for Contingencies*. FASB Statement No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. While management has not yet completed its analysis, it does not anticipate that the adoption of FIN 48 will have a material impact on its financial position or results of operations.

Note 2. Fair Value Measurements

Statement of Financial Accounting Standards No. 157 (SFAS 157), *Fair Value Measurements* defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

Note 2. Fair Value Measurements (Continued)

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, SFAS 157 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Level 1. Unadjusted quoted prices for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2. Significant observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3. Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Securities traded on a national securities exchange and money market funds are stated at the last reported sales price on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy. Municipal bonds are valued based on quotations for other municipal bonds of comparable quality, maturity and quantity. These financial statements are classified as Level 2 in the fair value hierarchy.

The following summarizes the Company's assets and liabilities measured at fair value at June 30, 2009 using the fair value hierarchy of SFAS 157:

Description	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
Securities owned				
Money market fund	$ 107,090	$ -	$ -	$ 107,090
Exchange traded stock	4,007	-	-	4,007
	$ 111,097	$ -	$ -	$ 111,097
Accounts payable and other				
Municipal bond	$ -	$ (5,003)	$ -	$ (5,003)

Note 3. Related-Party Transactions

The Company has an agreement with a company owned by the Company's common stockholders that provides for the affiliate to reimburse for certain shared costs of operations, including but not limited to employee compensation and benefits, office space, utilities and administrative services. The Company also paid discretionary fees to this affiliate.

Note 4. Commitments and Contingencies

Pursuant to an expense sharing agreement with the affiliate, the Company incurred rent expense for office space. Also included in rent expense are payments made pursuant to a noncancelable lease agreement the Company has for office space that expires on July 31, 2011. At June 30, 2009, aggregate minimum annual commitments, exclusive of additional payments that may be required for certain increases in operating and maintenance costs, are as follows:

2010	$ 106,461
2011	109,720
2012	9,166
	$ 225,347

Under a space sharing agreement, another affiliate also owned by the Company's common stockholders, is responsible for its fair allocation of rent under this lease, average 72 percent.

In the normal course of business, the Company is subject to litigation and arbitration matters. The Company vigorously defends claims arising from such matters and, in the opinion of management, their resolution will not result in any material adverse effect on the Company's financial position or results of operations.

Note 5. Income Taxes

The Company has net operating losses of approximately $65,000 to offset future income.

Note 6. Off-Balance-Sheet and Financial Instrument Risk

Securities transactions of customers are introduced to and cleared through the Company's clearing broker, (Pershing LLC), on a fully disclosed basis, and under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to minimize the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with these guidelines is monitored daily and, accordingly, the customers may be required to deposit additional collateral, or reduce positions where necessary.

Amounts due from the clearing broker represent a concentration of credit risk. The Company has a policy of reviewing, as considered necessary, the creditworthiness of the clearing broker with which it conducts business. The Company does not anticipate nonperformance by customers or its clearing broker.

The Company maintains cash in bank accounts that, at times, exceeds federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to significant credit risk on cash.

Note 7. Indemnification

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 8. Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "net capital" equal to 6-2/3 percent of "aggregate indebtedness" or $50,000, whichever is greater, as these terms are defined.

Adjusted net capital and aggregate indebtedness change from day to day, but at June 30, 2009, the Company had net capital and net capital requirements of approximately $263,000 and $50,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

The Company is a member of the National Securities Clearing Corporation and, as a member, is required to maintain a minimum net capital of $50,000 in excess of the net capital requirements.

Note 9. Subsequent Events

Management has evaluated subsequent events through August 28, 2009, the date these financial statements were issued. There are no subsequent events to disclose.

Ogilvie Security Advisors Corporation

Statement of Financial Condition

June 30, 2009

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.